Exhibit 97
Clearwater Paper Corporation
Incentive Compensation Recovery Policy

1.INTRODUCTION
The Board of Directors (the “Board”) of Clearwater Paper Corporation (the “Company”) has determined that it is in the best interests of the Company to adopt a policy (the “Policy”) providing for the Company’s recovery of certain Incentive Compensation (as defined below) paid to Covered Executives (as defined below) under certain circumstances. Determinations to be made under the Policy may be made either by the independent directors of the Board or the Compensation Committee of the Board, and such independent directors and the Compensation Committee are collectively referred to in this Policy as the “Administrator.” The Board may amend or terminate this Policy at any time, including to reflect changes in applicable law or listing standards.
This policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and the listing rules of New York Stock Exchange LLC (“NYSE”).
2.EFFECTIVE DATE
This Policy shall apply to all Incentive Compensation received by Covered Executives on or after October 2, 2023 (the “Effective Date”), as and to the extent permitted by applicable law.
3.DEFINITIONS
For purposes of this Policy, the following terms shall have the meanings set forth below:
“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
“Covered Executive” shall mean a current or former executive officer of the Company within the meaning of Rule 10D-1 and the listing rules of NYSE. Subsequent changes in a Covered Executive’s employment status, including retirement or termination of employment (including acting in an interim capacity) do not affect the Company’s rights to recover Incentive Compensation pursuant to this Policy.
“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, as well as stock price and total shareholder return (“TSR”) (and any measures that are derived wholly or in part from stock price or TSR). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation shall be deemed “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. For the avoidance of doubt, Incentive Compensation includes, but is not limited to, annual bonuses under the Company’s Annual Incentive Plan and awards of performance shares under the Company’s Stock Incentive Plan, and any other awards under the Stock Incentive Plan that are granted or become vested based upon the attainment of a Financial Reporting Measure.
4.RECOVERY
In the event that the Company is required to prepare an Accounting Restatement, the Administrator shall require that each Covered Executive repay to the Company, in a reasonably prompt manner, the Erroneously Awarded Compensation (as defined in the following paragraph) that was received by the Covered Executive during the three completed fiscal years preceding the date on which the Company is required to prepare the Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall be deemed a completed fiscal year) (the “Lookback Period”). The date on which the Company is required to prepare an Accounting Restatement is the earlier to occur of (a) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
The Administrator shall require that the Covered Executive repay to the Company, in a reasonably prompt manner, up to the full amount of the difference between (1) any Incentive Compensation received by the Covered Executive during the Lookback Period that was calculated based on the financial statements that were subsequently restated, and (2) the lower amount of such Incentive Compensation to which the Covered Executive would have been entitled had the financial statements been properly reported (“Erroneously Awarded Compensation”). The amount of Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid. For Incentive Compensation based on stock price or TSR where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Administrator based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive Compensation was received and, in such case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such determination to NYSE.
The Covered Executive’s obligation to repay Erroneously Awarded Compensation shall apply on a “no fault” basis—that is, regardless of whether any misconduct occurred or whether the Covered Executive was responsible for the Accounting Restatement. Moreover, the Covered Executive’s obligation to repay Erroneously Awarded Compensation is not dependent on if or when the Accounting Restatement is filed with the SEC.
Notwithstanding the foregoing, the Administrator shall not be required to pursue recovery of Erroneously Awarded Compensation if (and to the extent) the Administrator has made a determination that recovery would be impracticable for the following reasons, and subject to the following procedural and disclosure requirements:

(i)The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, after the Administrator has made a reasonable attempt to recover such Erroneously Awarded Compensation, documented such reasonable attempt(s) to recover, and provided that documentation to NYSE;
(ii)Recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, that before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Administrator must obtain an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation, and must provide such opinion to NYSE; or
(iii)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
5.SOURCES OF RECOVERY
The Administrator shall have broad discretion to determine the appropriate means of recovery of Erroneously Awarded Compensation and may seek recovery from Covered Executives from any of the following sources: prior Incentive Compensation payments; future payments of Incentive Compensation; cancellation of outstanding cash or equity awards, whether vested or unvested; reduction or elimination of future cash or equity awards; and direct payment. To the extent permitted by applicable law, the Company may offset such amount against any compensation or other amounts owed by the Company to the Covered Executive. The Administrator shall have no obligation to apply the same method of recovery to each affected Covered Executive in connection with any Accounting Restatement.
The Company may not indemnify any Covered Executive against the loss of Erroneously Awarded Compensation.

6.SEVERABILITY
If any provision of this Policy or the application of any such provision to any Covered Executive shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provision shall be deemed amended to the minimum extent necessary to render such provision or application enforceable.
7.NO IMPAIRMENT OF OTHER REMEDIES
This Policy does not preclude the Company from taking any other action to enforce a Covered Executive’s obligations to the Company, including termination of employment and institution of civil proceedings, or reporting of any misconduct to appropriate government authorities.
Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law or pursuant to the terms of any other policy of the Company or any provision in any compensatory plan or arrangement, employment agreement, equity award agreement, or similar plan, agreement or arrangement.

This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer.
8.EMPLOYEE ACKNOWLEDGEMENT
From and after the Effective Date, each Covered Executive shall be required to sign a Recovery Policy Acknowledgement in the form attached hereto as Exhibit A as a condition to receiving awards or payments of Incentive Compensation on or after that date.

EXHIBIT A
RECOVERY POLICY ACKNOWLEDGEMENT

I, the undersigned employee of Clearwater Paper Corporation (the “Company”), agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Company’s Incentive Compensation Recovery Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”). I have read and understand the Policy and have had the opportunity to ask questions to the Company regarding the Policy. In the event of any inconsistency between the provisions of the Policy and another agreement or other document setting forth the terms and conditions of any Incentive Compensation (as defined in the Policy), the terms of the Policy shall govern.
In the event the Administrator of the Policy determines that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture or reimbursement. I understand that the reimbursement or forfeiture of Incentive Compensation pursuant to the Policy shall not in any way limit or affect the Company’s right to pursue disciplinary action or dismissal, take legal action or pursue any other remedies available to the Company. I hereby agree to waive the assertion or application of any rights under federal, state, local or foreign law or in contract or equity that would otherwise conflict with or narrow the Company’s authority to interpret, apply and enforce the Policy to its fullest extent, including but not limited to, the Company’s authority to withhold or divert my wages pursuant to the Policy.
I acknowledge my execution of this Acknowledgment is in consideration of, and is a condition to, my receipt of any Incentive Compensation, provided, however, that nothing in this Acknowledgement shall be deemed to obligate the Company to make any such awards or payments.

By:

Name:

Title:

Date: